File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                              Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                              No ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

Announcement on August — Material Information	3 ~ 5

Signatures	6

Announcement of the record date for common share dividend
To which item it meets—article 2 paragraph xx:14
Date of events:2007/08/15
Contents:
1.	Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company:2007/08/15
2.	Type and monetary amount of dividend distribution:
Stock dividends to common share holders NT$524,954,870
Cash dividends to common share holders NT$524,954,870
3.	Ex-rights (ex-dividend) trading date:2007/09/13
4.	Last date before book closure:2007/09/16
5.	Book closure starting and ending dates:2007/09/17~2007/09/21
6.	Ex-rights (ex-dividend) record date:2007/09/21
7.	Any other matters that need to be specified:
Due to the last date before book closure period would be holiday, please process the relevant business in advance on Sep.14 ,2007.

Macronix and IBM sign agreement on continuation of cooperation in high-density phase-change non-volatile memory development
To which item it meets—article 2 paragraph xx:10
Date of events:2007/08/24
Contents:
1.	Date of occurrence of the event:2007/08/24
2.	Counterparty to the contract :IBM Corporation
3.	Relationship to the Company :None
4.	Starting and ending dates or rescission date:2007/07/22~2010/01/21
5.	Major content (not applicable where rescinded):
Macronix and IBM sign agreement on extending their cooperation in high-density phase-change non-volatile memory development.
6.	Restrictive covenants (not applicable where rescinded):None
7.	Effect on company finances and business (not applicable where rescinded):
Shared R&D cost. Expect to improve long-term technical competitiveness.
8.	Concrete purpose/objective (not applicable where rescinded):
Develop high-density phase-change memory collaboratively.
9.	Any other matters that need to be specified :None

Adjustment of the ratio of cash and stock dividends
To which item it meets—article 2 paragraph xx:14
Date of events:2007/08/24
Contents:
1.	Date of the resolution of the board of directors or shareholders’meeting:2007/08/24
2.	Type and monetary amount of original dividend distribution:
Stock dividends to common share holders NT$524,954,870, 18 shares for whom holding 1,000 shares.
Cash dividends to common share holders NT$524,954,870, NT$0.18 per share.
3.	Type monetary amount of dividend distribution after the change:
Stock dividends to common share holders NT$524,954,870, 17.57680913 shares for whom holding 1,000 shares.
Cash dividends to common share holders NT$524,954,870, NT$0.17576809 per share.
4.	Reason for the change:
As a result of exercise of employee stock options, the Company’s outstanding shares have been increased to 2,986,633,502 shares from 2,916,415,946 shares. Base on the resolution and authorization of the AGM, it is proposed to adjust the ratio of cash and stock dividends accordingly.
5.	Any other matters that need to be specified :None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: August 29, 2007	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center